_________________________________________________

David A. Rines Senior Counsel	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-5100, Fax: 859 815-3823

January 30, 2012

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Ladies & Gentlemen:

On behalf of Ashland Inc., submitted herewith for filing in electronic format is Ashland's Form 10-Q for the quarterly period ended December 31, 2011.

Please  contact  me at  (859)  815-5100  in the  event  you  have  any questions regarding this transmission.

Very truly yours,

/s/ David A. Rines
David A. Rines
Senior Counsel